Exhibit 99.1

Opera Reports Third Quarter 2021 Results

Both revenue and adjusted EBITDA exceed expectations

Third quarter revenue grew 57% year-over-year driven by very strong browser and news performance

Advertising revenue exceeded search revenue for the first time

Company raises revenue and adjusted EBITDA expectations for the remainder of the year, guiding year-over-year revenue growth of 51% at the midpoint

Oslo, Norway, October 28, 2021 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with hundreds of millions of users worldwide, today announced its unaudited consolidated financial results for the quarter ended September 30, 2021.

Third quarter 2021 financial highlights

	Three Months Ended September 30,		Year-over-	Nine Months Ended September 30,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2020	2021	year % change	2020	2021	year % change
Revenue	42,416	66,620	57.1%	114,827	178,365	55.3%

Net income (loss)	154,367	23,500	-84.8%	150,648	68,426	-54.6%
Margin	363.9%	35.3%		131.2%	38.4%

Adjusted EBITDA (1)	10,658	8,197	-23.1%	10,917	11,759	7.7%
Margin	25.1%	12.3%		9.5%	6.6%

Adjusted net income (1)	10,453	29,816	185.2%	17,580	83,567	375.4%
Margin	24.6%	44.8%		15.3%	46.9%

Diluted net income per ADS, US$	1.31	0.20	-84.7%	1.26	0.59	-53.2%

Diluted adjusted net income per ADS, US$ (1)	0.08	0.26	230.3%	0.15	0.72	389.5%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

“Over time, advertising has been our fastest growing revenue category, fueled by new products and features driving increasing user engagement, a focus on growing our user base in high-value markets, and finally, an increasingly rich toolset for advertisers to target and connect with our audiences,” said Co-CEO Song Lin.

“As the year nears its end, we are very pleased with the results of our ambitious investments in accelerated growth; taking Opera to a new level in terms of both financials and product offerings. In sum, we find ourselves in a strong position as we enter into the fourth quarter and look to 2022.”

Third Quarter and Recent Business Highlights

●	Core search and advertising revenue grew 63% year-over-year in the third quarter driven by strong browser and news performance
●

Opera’s average monthly active user base was 352 million MAUs in the quarter; with a continued directional shift towards higher ARPU users. In the Americas we saw an increase of 30% in user growth led by North America up 46%, and in the EU users were up 9% largely offsetting a continued and expected decline in Asia

●	In the third quarter, each user on average generated a record 75 cents of revenue on an annualized basis, up 19% sequentially, and up 80% compared to the third quarter of 2020
●	The Opera GX browser user base now has 13 million users across PC and mobile, an increase from 11 million last quarter

●	Advertising revenue surpassed search revenue for the first time in Opera’s history in the third quarter. News and content is now approaching half of our advertising revenue
●

Continued scaling our other strategic growth initiatives; our recently launched cashback offering under the Dify brand in Spain already has over 100 thousand users, leading to a 105% increase in GMV compared to the second quarter, and we continued to build out the Opera gaming platform/community including announcing the winner of our first Game Jam

Business Outlook

“Our strategy of increasing the value of our user base by introducing new products and opening new markets is producing record results for Opera,” said CFO Frode Jacobsen. “Our core business continues to perform and grow ahead of expectations, increasing our confidence in our outlook for the remainder of the year. We believe our browsers are very well positioned to continue to grow both our high margin search and advertising revenues, with a continued expectation that advertising will grow faster.”

For the fourth quarter of 2021, Opera expects revenue of $70 million to $72 million, representing 41% year-over-year growth at the midpoint. This is being driven by further acceleration in our core businesses and the continued growth of Opera News. Adjusted EBITDA is expected between $11 million and $14 million, benefitting from the combination of the additional scale we’ve built during the year, and the continuation towards a normalization of marketing and distribution spend.

For the full year of 2021, Opera then expects revenue of $248 million to $250 million, representing a 51% year-over-year increase versus 2020 at the midpoint, and adjusted EBITDA between $23 million and $26 million.

Other updates

Opera holds valuable investments in OPay (6.44%), Starmaker (19.35%), and Nanobank (42.35%).

Nanobank has continued its geographic expansion and now provides microlending services across several emerging markets. The company has been particularly successful in scaling its business in Mexico. On the other hand, a combination of pandemic-related pressures and regulatory uncertainties have created unfavorable operating conditions in India. In the third quarter of 2021, the company effectively halted Indian operations since its payments to foreign suppliers and intercompany charges are subject to regulatory inspection by the Ministry of Finance of India. Management at Opera continues to monitor the situation. The third-quarter Nanobank revenue is thereby driven by the other active geographies.

Third quarter 2021 consolidated financial results

All comparisons in this section are relative to the third quarter of 2020 unless otherwise stated.

Revenue increased 57% to $66.6 million in the quarter.

●	Search revenue increased by 45% to $30.7 million driven by both PC and mobile browser monetization growth.
●	Advertising revenue increased by 83% to $34.9 million, predominantly fueled by monetization growth within Opera News and our mobile browsers.
●	Technology licensing and other revenue was $1.0 million.

Operating expenses increased by 73% to $67.3 million.

●	Combined technology and platform fees, content cost and cost of inventory sold was $3.3 million, a 45% increase following the scaling of associated revenues.
●

Personnel expenses, including share-based remuneration, were $21.2 million. This expense consists of cash-based compensation expense of $17.3 million, a 24% increase as we are investing in new products and services, and $3.9 million of share-based remuneration expense.

●

Marketing and distribution expenses were $32.3 million, an increase of $21.3 million or 193% versus the third quarter of 2020 as we are investing in accelerating the growth of our business, with Opera News in developed markets representing the biggest driver of such increase, and a $3.0 million or 8% sequential decline versus the second quarter of 2021, showing that our strong growth trajectory was achieved with less investment in marketing than initially expected.

●	Depreciation and amortization expenses were $4.9 million, flat versus last year.
●	Other operating expenses were $5.5 million, a 7% increase.

Operating loss was $0.6 million compared to an operating gain of $3.0 million in the third quarter of 2020.

Other items in the quarter include a $28.0 million gain from recognizing our ordinary shares in OPay at fair value, recorded as other income from long-term investments.

Income tax expense was $0.4 million in the quarter.

Net income was $23.5 million. This compared to net income of $154.4 million in the third quarter of 2020, which was elevated primarily due to the gain generated from the creation of Nanobank.

Net income per ADS was $0.20 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 230.3 million, corresponding to 115.1 million ADSs.

Adjusted EBITDA was $8.2 million, better than our previous guidance for breakeven, representing a 12% adjusted EBITDA margin, compared to adjusted EBITDA of $10.7 million in the third quarter of 2020. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income and discontinued operations.

Adjusted net income was $29.8 million in the quarter, compared to adjusted net income of $10.5 million in the third quarter of 2020. Adjusted net income excludes share-based remuneration, non-recurring expenses, discontinued operations and amortization of intangible assets related to acquisitions.

Adjusted net income per ADS was $0.26 in the quarter.

We have posted unaudited supplemental information at https://investor.opera.com, including: 1) Opera’s financial historical results by quarter since 2019; and 2) Nanobank financial results by quarter since 2019 (pro forma prior to August 19, 2020).

Conference call

Opera’s management will host a conference call to discuss the third quarter 2021 financial results on Thursday, October 28th at 8:00 am Eastern Time (EST) (2:00 PM Central European Time, 8:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 877-888-4294

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 (0) 808-101-1183

International: +1 785-424-1881

Confirmation Code: OPRAQ321

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along @InvestorOpera.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, other loss (income) from long-term investments, depreciation and amortization, share-based remuneration, non-recurring expenses, and excluding other income and profit (loss) from discontinued operations.

We define adjusted net income as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, non-recurring expenses, and excluding profit (loss) from discontinued operations, adjusted for the associated tax benefit related to such items.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and its investees’ future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company, its investees, and the industry in which they operate. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the COVID-19 pandemic as well as changes in consumer behaviors as a result of such pandemic; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company and its investees’ expectations regarding demand for and market acceptance of their brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which Company or its investees have businesses. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera’s browsers, news products and fintech solutions are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at www.investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per share and ADS amounts]	2020	2021	2020	2021
Revenue	42,416	66,620	114,827	178,365
Other income	(426)	64	5,568	218

Operating expenses
Technology and platform fees	(1,240)	(1,191)	(2,374)	(3,175)
Content cost	(847)	(926)	(3,470)	(2,512)
Cost of inventory sold	(211)	(1,220)	(269)	(2,464)
Personnel expenses including share-based remuneration	(15,580)	(21,226)	(46,321)	(56,782)
Marketing and distribution expenses	(11,038)	(32,317)	(35,542)	(90,975)
Credit loss expense	34	(79)	(1,242)	(385)
Depreciation and amortization	(4,920)	(4,928)	(14,357)	(15,045)
Non-recurring expenses	(648)	-	(3,222)	-
Other expenses	(4,540)	(5,417)	(18,404)	(17,236)
Total operating expenses	(38,990)	(67,303)	(125,204)	(188,574)

Operating profit (loss)	3,001	(618)	(4,808)	(9,991)

Share of net income (loss) of associates and joint ventures	155	(2,412)	(1,322)	(4,896)
Other income (loss) from long-term investments	-	27,960	6,000	85,460

Net finance income (expense)
Finance income	4,668	4	8,467	26
Finance expense	(123)	(779)	(486)	(3,058)
Net foreign exchange gain (loss)	(158)	(267)	(588)	(1,506)
Net finance income (expense)	4,387	(1,042)	7,393	(4,539)

Profit before income taxes	7,543	23,888	7,262	66,034
Income tax (expense) benefit	(1,290)	(388)	(632)	2,392
Profit from continuing operations	6,254	23,500	6,631	68,426

Profit (loss) from discontinued operations	148,113	-	144,017	-

Net income	154,367	23,500	150,648	68,426

Net income attributable to:
Equity holders of the parent	154,367	23,500	150,648	68,426
Non-controlling interests	-	-	-	-
Total net income attributed	154,367	23,500	150,648	68,426

Weighted average number of ordinary shares outstanding
Basic, millions(1)	232.71	230.29	236.37	230.28
Diluted, millions(2)	235.62	232.26	239.06	232.52

Profit per ordinary share from continuing operations
Basic, US$	0.03	0.10	0.03	0.30
Diluted, US$	0.03	0.10	0.03	0.29

Profit per ADS from continuing operations
Basic, US$	0.05	0.20	0.06	0.59
Diluted, US$	0.05	0.20	0.06	0.59

Net income per ordinary share
Basic, US$	0.66	0.10	0.64	0.30
Diluted, US$	0.66	0.10	0.63	0.29

Net income per ADS
Basic, US$	1.33	0.20	1.27	0.59
Diluted, US$	1.31	0.20	1.26	0.59

(1) As of September 30, 2021, the total number of shares outstanding for Opera Limited was 230,291,732 , equivalent to 115,145,866 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2020	2021	2020	2021
Net income	154,367	23,500	150,648	68,426

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	451	(1,415)	(902)	(719)
Reclassification of exchange differences on loss of control	3,098	-	3,087	-
Share of other comprehensive income (loss) of associates and joint ventures	-	-	-	-
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	3,549	(1,415)	2,185	(719)
Total comprehensive income	157,917	22,085	152,834	67,708

Total comprehensive income attributable to:
Equity holders of the parent	157,917	22,085	152,834	67,708
Non-controlling interests	-	-	-	-
Total comprehensive income attributed	157,917	22,085	152,834	67,708

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of September 30,
[US$ thousands]	2020	2021
ASSETS
Non-current assets
Furniture, fixtures and equipment	18,167	13,751
Intangible assets	111,954	107,346
Goodwill	424,961	433,498
Long-term investments	364,946	397,947
Non-current financial assets	1,490	1,911
Deferred tax assets	4,383	3,653
Total non-current assets	925,901	958,106

Current assets
Trade receivables	28,809	38,434
Loans to customers	68	53
Other receivables	10,750	9,048
Prepayments	9,061	10,603
Inventories	-	24
Other current financial assets	856	3,005
Marketable securities	-	103,255
Cash and cash equivalents	134,168	89,964
Total cash, cash equivalents, and marketable securities	134,168	193,220
Total current assets	183,711	254,386
TOTAL ASSETS	1,109,612	1,212,492

EQUITY AND LIABILITIES
Equity
Share capital	24	24
Other paid in capital	765,129	764,381
Retained earnings	283,334	357,873
Foreign currency translation reserve	408	(311)
Equity attributed to equity holders of the parent	1,048,895	1,121,967
Non-controlling interests	-	-
Total equity	1,048,895	1,121,967

Non-current liabilities
Non-current lease liabilities and other loans	3,584	2,195
Deferred tax liabilities	11,745	10,652
Other non-current liabilities	68	24
Total non-current liabilities	15,397	12,871

Current liabilities
Trade and other payables	25,454	36,591
Current lease liabilities and other loans	5,389	27,094
Income tax payable	1,094	772
Deferred revenue	345	587
Other current liabilities	13,040	12,610
Total current liabilities	45,320	77,654

Total liabilities	60,717	90,525
TOTAL EQUITY AND LIABILITIES	1,109,612	1,212,492

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income	-	-	150,648	-	150,648
Other comprehensive income (loss)	-	-	-	2,185	2,185
Total comprehensive income (loss)	-	-	150,648	2,185	152,833
Acquisition of treasury shares	-	(40,854)	-	-	(40,854)
Share-based remuneration expense	-	-	3,635	-	3,635
As of September 30, 2020	24	773,323	253,796	677	1,027,820

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2020	24	765,129	283,334	408	1,048,895
Net income	-	-	68,426	-	68,426
Other comprehensive income	-	-	-	(719)	(719)
Total comprehensive income	-	-	68,426	(719)	67,707
Acquisition of treasury shares	-	(749)	-	-	(749)
Share-based remuneration expense	-	-	6,114	-	6,114
As of September 30, 2021	24	764,381	357,873	(311)	1,121,967

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2020	2021	2020	2021
Cash flow from operating activities
Net income (loss) before income taxes from continuing operations	7,546	23,888	8,511	66,034
Net income (loss) before income taxes from discontinued operations	147,943	-	139,277	-
Income taxes paid	(899)	(134)	(8,001)	(1,341)
Depreciation and amortization	4,955	4,928	14,511	15,045
Share of net loss (income) of associates and joint ventures	(155)	2,412	1,322	4,896
Other loss (income) from long-term investments	-	(27,960)	(6,000)	(85,460)
Equity component of share-based payment expense	1,401	3,663	3,635	6,114
Gain on disposal of fintech segment	(152,048)	-	(152,048)	-
Net finance income (expense)	(4,387)	1,042	(7,393)	4,539
Change in inventories	6	22	7,573	0
Change in trade and other receivables	14,555	(3,754)	20,116	(7,923)
Change in loans to customers	(5,689)	9	73,433	14
Change in trade and other payables	3,779	(6,458)	(24,530)	11,137
Change in deferred revenue	(1,279)	138	2,058	243
Change in prepayments	9,739	(2,389)	7,387	(1,542)
Change in other liabilities	(4,901)	892	(5,519)	(548)
Other	(3,199)	265	1,505	(1,117)
Net cash flow from (used in) operating activities	17,370	(3,436)	75,838	10,091

Cash flow from investment activities
Purchase of intangibles assets	(789)	-	(2,278)	-
Purchase of equipment	(86)	(100)	(2,319)	(984)
Acquisition of subsidiary, net of cash acquired	-	-	(4,882)	(9,008)
Disbursement of short-term loans	-	-	(4,497)	-
Cash transferred with Okash Group	(39,260)	-	(39,260)	-
Release of escrow account	-	-	1,000	-
Repayment of short-term loans	-	-	4,497	-
Deposit of collateral for loan facility	-	-	(1,000)	-
Net sale (purchase) of listed equity instruments	6,313	(81,313)	(3,089)	(84,835)
Net sale (purchase) of financial assets	-	-	-	50,000
Development expenditure	(2,132)	(1,292)	(5,938)	(3,360)
Interest income received	105	(0)	531	21
Net cash flow from (used in) investing activities	(35,849)	(82,705)	(57,235)	(48,166)

Cash flow from financing activities
Acquisition of treasury shares	(22,384)	(1)	(40,854)	(749)
Proceeds from loans and borrowings	-	-	6,905	-
Interests on loans and borrowings	29	(75)	(1,676)	(243)
Repayment of loans and borrowings	-	(63)	(53,180)	(411)
Payment of lease liabilities	(1,525)	(1,878)	(3,777)	(3,784)
Net cash flow from (used in) financing activities	(23,880)	(2,018)	(92,582)	(5,188)

Net change in cash and cash equivalents	(42,359)	(88,158)	(73,980)	(43,263)

Cash and cash equivalents at beginning of period	105,453	178,481	139,487	134,168
Net foreign exchange difference	1,322	(358)	(1,092)	(942)
Cash and cash equivalents at end of period	64,416	89,964	64,416	89,964

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended September 30, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	21,237	-	21,237
Advertising	19,004	-	19,004
Technology licensing and other revenue	-	2,175	2,175
Total revenue	40,241	2,175	42,416

Technology and platform fees	(1,240)	-	(1,240)
Content cost	(847)	-	(847)
Cost of inventory sold	-	(211)	(211)
Other cost of revenue (1)	(42)	(482)	(524)
Marketing and distribution expenses	(10,879)	(159)	(11,038)
Credit loss expense	34	-	34
Direct expenses	(12,974)	(852)	(13,826)

Contribution by business area	27,267	1,323	28,591

(1) Includes expenses presented separately in the Statement of Operations as part of personnel and other expenses, including audit, legal and other advisory services, that were included in the cost invoiced certain customers and previously reported as Cost of revenue.

[US$ thousands]	Three Months Ended September 30, 2021
Business area	Browser and News	Other	Total
Revenue categories
Search	30,703	-	30,703
Advertising	34,863	9	34,872
Technology licensing and other revenue	-	1,045	1,045
Total revenue	65,566	1,054	66,620

Technology and platform fees	(986)	(205)	(1,191)
Content cost	(926)	-	(926)
Cost of inventory sold	(1,220)	-	(1,220)
Marketing and distribution expenses	(31,991)	(326)	(32,317)
Credit loss expense	(79)	-	(79)
Direct expenses	(35,201)	(531)	(35,732)

Contribution by business area	30,365	524	30,888

[US$ thousands]	Nine Months Ended September 30, 2020
Business area	Browser and News	Other	Total
Revenue categories
Search	58,527	-	58,527
Advertising	48,389	36	48,425
Technology licensing and other revenue	-	7,875	7,875
Total revenue	106,916	7,911	114,827

Technology and platform fees	(2,374)	-	(2,374)
Content cost	(3,470)	-	(3,470)
Cost of inventory sold	-	(269)	(269)
Other cost of revenue	(98)	(1,588)	(1,686)
Marketing and distribution expenses	(34,974)	(568)	(35,542)
Credit loss expense	(534)	(708)	(1,242)
Direct expenses	(41,451)	(3,133)	(44,586)

Contribution by business area	65,465	4,778	70,243

[US$ thousands]	Nine Months Ended September 30, 2021
Business area	Browser and News	Other	Total
Revenue categories
Search	87,210	-	87,210
Advertising	87,203	41	87,244
Technology licensing and other revenue	-	3,909	3,909
Total revenue	174,413	3,950	178,365

Technology and platform fees	(2,635)	(539)	(3,175)
Content cost	(2,490)	(22)	(2,512)
Cost of inventory sold	(2,464)	-	(2,464)
Marketing and distribution expenses	(90,241)	(734)	(90,975)
Credit loss expense	(349)	(36)	(385)
Direct expenses	(98,179)	(1,332)	(99,511)

Contribution by business area	76,234	2,618	78,853

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended September 30,		Nine Months Ended September 30,
Personnel expenses including share-based remuneration	2020	2021	2020	2021
Personnel expenses excluding share-based remuneration	13,917	17,274	42,607	49,860
Share-based remuneration, including related social security costs	1,663	3,952	3,714	6,923
Total	15,580	21,226	46,321	56,782

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended September 30,		Nine Months Ended September 30,
Other expenses	2020	2021	2020	2021
Hosting	1,790	1,960	5,942	5,713
Audit, legal and other advisory services	1,383	1,286	5,437	5,228
Software license fees	467	442	1,450	1,331
Rent and other office expense	793	743	2,302	2,367
Travel	114	131	1,095	319
Other	-7	856	2,178	2,279
Total	4,540	5,417	18,404	17,236

Non-IFRS financial measures

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per share and ADS amounts]	2020	2021	2020	2021
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	154,367	23,500	150,648	68,426
Add: Income tax expense (benefit)	1,290	388	632	(2,392)
Add: Net finance expense (income)	(4,387)	1,042	(7,393)	4,539
Add: Share of net loss (income) of associates and joint ventures	(155)	2,412	1,322	4,896
Add: Other loss (income) from long-term investments	-	(27,960)	(6,000)	(85,460)
Add: Depreciation and amortization	4,920	4,928	14,357	15,045
Add: Share-based remuneration	1,663	3,952	3,714	6,923
Add: Non-recurring expenses	648	-	3,222	-
Less: Other income	426	(64)	(5,568)	(218)
Less: Profit (loss) from discontinued operations	(148,113)	-	(144,017)	-
Adjusted EBITDA	10,658	8,197	10,917	11,759

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	154,367	23,500	150,648	68,426
Add: Share-based remuneration	1,663	3,952	3,714	6,923
Add: Amortization of acquired intangible assets	1,340	857	4,013	3,999
Add: Amortization of Nanobank intangible assets(1)	900	1,759	900	5,277
Add: Non-recurring expenses	648	-	3,222	-
Income tax adjustment (2)	(352)	(252)	(900)	(1,057)
Less: Profit (loss) from discontinued operations	(148,113)	-	(144,017)	-
Adjusted net income	10,453	29,816	17,580	83,567

Weighted average number of ordinary shares outstanding
Basic, millions	232.71	230.29	236.37	230.28
Diluted, millions	235.62	232.26	239.06	232.52

Adjusted net income (loss) per ordinary share
Basic, US$	0.04	0.13	0.08	0.36
Diluted, US$	0.04	0.13	0.07	0.36

Adjusted net income (loss) per ADS
Basic, US$	0.08	0.26	0.15	0.73
Diluted, US$	0.08	0.26	0.15	0.72

(1) The amortization of Nanobank intangible assets is included in the line "Share of net income (loss) of associates and joint ventures".

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.